

January 19, 2011

Mr. David Jackson
Company Secretary
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

  Re: BP p.l.c.
    Form 20-F for Fiscal Year Ended December 31, 2009
    Filed March 5, 2010
    File No. 001-06262

Dear Mr. Jackson:

  We have reviewed your filing and your letter dated December 14, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K furnished July 28, 2010

Note 2. Significant event in the period – Gulf of Mexico oil spill, page 26

1. We note your response to prior comment two from our letter dated November 23, 2010 and your analysis of paragraph eight of IFRIC 5, including the discussion of SIC-12 appearing in paragraph 10 of your response. We understand from your response that you have concluded that you do not control the Trust, which qualifies as an SPE, when assessed under IAS 27. SIC 12 describes other circumstances, in addition to those provided in IAS 27, that may indicate control. Please provide your analysis for each of the circumstances listed in paragraph 10 of SIC-12 regarding your relationship with the Trust.

2. Your response to prior comment number two from our letter dated November 23, 2010 indicates, in part, that you "will receive funds from the Trust only upon its expiration." Language elsewhere in your response suggests that you may receive reimbursement from

the Trust for certain claims settled by you, although this is not clear. Please clarify for us whether you may receive reimbursement from the Trust for certain items paid by you or, alternatively, whether you will, in fact, only receive funds from the Trust upon its expiration. In either case, ensure that any disclosure on this point included in your filings is clear with respect to the circumstances under which you may receive funds from the Trust.

3. We note your response to prior comment four from our letter dated November 23, 2010. For certain classes of your provisions, you have stated that additional charges will not be taken to the income statement until the $20 billion fund is "utilized" or "fully exhausted." Confirm that this means that additional provisions will not be recorded until the total amount of provisions exceeds the $20 billion already recorded. Additionally, revise your disclosure regarding these provisions to clearly indicate your expectations for whether the amount held by the GCCF will be sufficient to cover the types of claims identified. Refer to paragraphs 36 through 39 and 85 of IAS 37.

4. We note your disclosure stating that the funds controlled by the Trust may be used to make payment for provisions related to the Gulf of Mexico oil spill. Please revise your disclosure to describe your obligation and the related accounting impact for a scenario where the $20 billion fund is not sufficient to cover all claims made to the GCCF.

5. In connection with amounts associated with fines and penalties, we note that you have aggregated the related estimated provision with the "litigation and claims" class of provisions. We also note the analysis you have provided in support of this presentation as part of your response to prior comment four from our letter dated November 23, 2010. The primary factor supporting aggregation identified in your analysis appears to be that the amount of any fines or penalties may ultimately be determined through court proceedings. This appears to be a fairly broad criterion that could be applied to most, if not all, of the items for which provisions have been or will be recorded in connection with the incident.

   The nature of the item underlying the provision for fines and penalties (i.e., strict liability for barrels of oil spilled determined according to an established calculation) differs in significant ways from the other items included in the "litigation and claims" class. Separately, we note that aggregation of fines and penalties with "litigation and claims" is inconsistent with, and provides less visibility than, the presentation in the notes to your financial statements for the interim periods ended June 30, 2010 and September 30, 2010. In view of these factors, revise your disclosure to present fines and penalties as a separate class. Alternatively, further explain to us why you believe aggregating these amounts is consistent with the guidance in paragraph 87 of IAS 37.

6. The proposed disclosure provided as part of your response to prior comment four from our letter dated November 23, 2010 identifies various assumptions you have made in connection with recording provisions related to future costs attributable to spill response,

environmental and litigation and claims items (excluding fines and penalties). For each assumption identified, disclose the specific values used to determine the amounts of the recorded provisions and the basis for those values. For example, disclose the daily rates, and the number of days those rates are expected to be incurred, used in connection with the spill response provision.

7.   In regards to the estimated penalties for strict liability under the Clean Water Act, disclose the following:

- The range of published flow rates you considered in determining the amount of the provision;

- The specific estimated flow rate used to determine the provision;

- The reasons why the specific estimated flow rate was selected from within the published range;

- The range of possible per-barrel penalties, including if you are found to be have been grossly negligent or engaged in willful misconduct;

- The specific per-barrel amount of the penalty used to determine the provision, and;

- The total provision recorded.

Separately, explain why you believe the assumptions you have made are appropriate in these circumstances. Refer to paragraphs 36 through 40 and 85(b) of IAS 37.

8.   We note your response to prior comment five from our letter dated November 23, 2010. In regards to the provision for future expenditures recorded on your balance sheet (i.e., $7.0 billion at September 30, 2010), please tell us whether payments will be made by you or by the GCCF. If you will pay these amounts directly to claimants, please provide us with a detailed explanation regarding your expectations for the timing of approval for reimbursement from the Trust. In this connection, please tell us whether you expect to fund the full $20 billion due under the trust agreement or a sum that is net of the amounts for which you expect to receive reimbursement from the fund.

Form 6-K furnished November 2, 2010

Gulf of Mexico Oil Spill, page 4

Financial Impact of the Response, page 6

9.   We note your response to comment six in our letter dated November 23, 2010. We also
        note that you did not propose to include any additional disclosure in your filings in
        connection with such comment. With respect to your disclosure referenced in such prior
        comment six, please expand your disclosure to briefly describe the nature of the
        contractual arrangements, and provide material examples of the nature of the related
        uncertainties that may result in additional future costs as a result of their complex nature
        and the speed in which they were put in place. For example, and without limitation,
        please briefly describe the difficulty in monitoring expenses that you described in your
        response.

Contingent Liabilities, page 6

10.   Your response to prior comment seven from our letter dated November 23, 2010
        indicates that there are certain obligations that you believe currently cannot be reliably
        estimated and that are therefore considered contingent liabilities under IAS 37. For each
        class of contingent liability, your disclosure should describe the nature of the contingent
        liability and an estimate of its financial effect, along with a discussion of the uncertainties
        relating to the amount or timing of payment. Additionally, disclose the nature of the
        information that will allow you to make reliable estimates, the steps you are taking and
        plan to take to obtain that information, and when you expect it to be obtained. Please
        ensure that your disclosure clearly distinguishes between obligations and amounts for
        which a provision has been recorded and those classified as contingent liabilities. Refer
        to paragraphs 86 and 88 of IAS 37.

11.   We note the following statement from your third quarter 2010 operating results
        presentation: "the remaining provision at the end of the third quarter represents our
        current best estimate of future costs…." Provide us with a discussion of your basis for
        making this assertion considering the documented uncertainties associated with your
        estimates of provisions and the nature and scope of your reported contingent liabilities at
        September 30, 2010.

Engineering Comments

Form 20-F for Fiscal Year Ended December 31, 2009

Key Statistics, page 19

12.   We note your response 10. It appears that the U.S. proved undeveloped reserves scheduled for drilling beyond five years, have the characteristics of drilling programs, not separate projects. Please:

- With the exception of the reserves attributable to San Juan North, remove these U.S. volumes from your disclosed proved reserves;

- Expand on your statement, "the pace of development is governed by the needs of the environment and local communities, and not by BP's timing consideration, nor the availability of BP capital" to explain the details of these exterior limits on your San Juan North development activities.

13.   Tell us the terms of the gas sales contracts for your Trinidad PUD properties. Furnish to us your gas sales contract governing the Serrette property.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Robert Carroll at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584, Anne Nguyen Parker, Legal Branch Chief, at (202) 551-3611, or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/ Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Kathryn Campbell, Esq.
    44-20-7959-8950 (fax)